# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 01/02/2025
Filed by CIK 0002052004
Persons authorized to receive notices and communications: Kelly Michelle White, 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120, 702-608-1990

## Reporting persons
- Kelly Michelle White (CIK 0002052004): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 17,123,475; shared voting power 0; sole dispositive power 17,123,475; shared dispositive power 0; aggregate amount beneficially owned 17,123,475 (16.9% of the class)
  Comment: Includes 6,508,959 shares issuable upon conversion of 2752128 Ontario Ltd.'s convertible note and 100,000 shares issuable upon exercise of an outstanding option. The separate 164,000-share option expired in April 2026. The 837,997 shares reported on Form 144 were not sold.
- 2752128 Ontario Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 6,608,959; shared voting power 0; sole dispositive power 6,608,959; shared dispositive power 0; aggregate amount beneficially owned 6,608,959 (6.5% of the class)
  Comment: Beneficial ownership reflects 6,508,959 shares issuable upon conversion of the December 31, 2025 convertible promissory note as of September 21, 2026, consisting of 6,069,929 shares attributable to principal of $163,888.08 and 439,030 shares attributable to accrued interest of $11,853.82, plus 100,000 shares issuable upon exercise of an outstanding stock option expiring July 1, 2027.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Comment:
CUSIP: 75088P200.

Explanatory Note: This Schedule 13D is being filed after the applicable filing deadline. The Reporting Persons' initial filing obligation arose on January 2, 2025, when 2752128 Ontario Ltd. acquired 11,665,694 shares of Common Stock upon conversion of indebtedness. The information reported herein is current through September 21, 2026. Material changes in beneficial ownership since the event date include: the acquisition of 3,000,000 shares on April 24, 2025 as compensation for services; the transfer on July 17, 2025 of 14,665,694 shares from 2752128 Ontario Ltd. to Kelly Michelle White personally for no cash consideration; the sale on September 25, 2025 of 300,000 shares at $0.0569 per share; the gift on October 6, 2025 of 2,000,000 shares for no consideration; 2752128 Ontario Ltd.'s acquisition on December 31, 2025 of the convertible promissory note described in Items 3 and 6; and Ms. White's gift on January 14, 2026 of 2,000,000 shares for no consideration. A proposed sale of 837,997 shares reported on Form 144 in January 2026 was not consummated. The separate 164,000-share option expired in April 2026. The 3,330,332-share option granted to 2752128 Ontario Ltd. on January 12, 2026 was subsequently cancelled and is not included in current beneficial ownership.

## Item 2. Identity and Background
Name of person filing: Kelly Michelle White; 2752128 Ontario Ltd. (collectively, the "Reporting Persons").
Residence or business address:
Kelly Michelle White: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
2752128 Ontario Ltd.: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
Present principal occupation or employment:
Kelly Michelle White is President of 2752128 Ontario Ltd., an Ontario corporation providing finance, management and consulting services. Through 2752128 Ontario Ltd., Ms. White provides finance and accounting consulting services. The business address of the Reporting Persons is 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.

Ms. White is the sole officer and director of 2752128 Ontario Ltd. and has full voting and investment control over securities held by 2752128 Ontario Ltd. There are no other executive officers or directors of 2752128 Ontario Ltd.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the type described in Item 2(e).
Citizenship: Kelly Michelle White is a citizen of Canada. 2752128 Ontario Ltd. is organized under the laws of the Province of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 2, 2025, Rainmaker Worldwide Inc. issued 11,665,694 shares of Common Stock in full conversion of two promissory notes held for the benefit of Kelly Michelle White/2752128 Ontario Ltd. The Issuer's Form 10-K for the year ended December 31, 2024 states that the notes arose from amounts due for services under consulting arrangements and were converted at a fixed conversion price of $0.0347 per share. Based on that conversion price, the converted indebtedness represented approximately $404,799.58 of principal and accrued interest. No cash was paid in connection with the conversion.

On April 24, 2025, the Issuer issued an additional 3,000,000 shares as compensation for services rendered. On July 17, 2025, the 14,665,694 shares then held by 2752128 Ontario Ltd. were transferred to Ms. White personally for no cash consideration.

On December 31, 2025, the Issuer issued 2752128 Ontario Ltd. a convertible promissory note in the principal amount of $163,888.08 in restructuring of bona fide accounts payable for services previously rendered. The note bears simple interest at 10% per annum, matures December 31, 2026, and is convertible at the holder's option at a fixed price of $0.027 per share.

2752128 Ontario Ltd. also holds a fully vested stock option currently exercisable for 100,000 shares of Common Stock at an exercise price of $0.0347 per share and expiring July 1, 2027. The option originated from the July 1, 2022 compensation arrangement described in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired as compensation for services, through conversion or restructuring of amounts owed for services previously rendered, and for investment purposes. Ms. White has provided finance and accounting consulting services to the Issuer through 2752128 Ontario Ltd.

The Reporting Persons may from time to time review their investment in the Issuer and, depending on market conditions, the Issuer's business and prospects, availability of funds, legal and regulatory considerations and other factors deemed relevant, may acquire additional securities, dispose of securities, convert outstanding convertible securities, exercise outstanding options, or otherwise change their investment.

Except as described in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on 95,004,273 shares of Common Stock issued and outstanding as reported by the Issuer on September 3, 2026, and applying Rule 13d-3(d)(1) to shares acquirable within 60 days:

Kelly Michelle White may be deemed to beneficially own 17,123,475 shares, consisting of 10,514,516 shares held directly, 6,508,959 shares currently issuable upon conversion of the convertible promissory note held by 2752128 Ontario Ltd., and 100,000 shares issuable upon exercise of the outstanding stock option held by 2752128 Ontario Ltd. As of September 21, 2026, the conversion shares consist of 6,069,929 shares attributable to $163,888.08 of principal and 439,030 shares attributable to $11,853.82 of accrued interest. This represents approximately 16.9% of the class, using a denominator of 101,613,232 shares that includes the shares deemed outstanding for Ms. White by reason of the conversion and exercise rights.

2752128 Ontario Ltd. may be deemed to beneficially own 6,608,959 shares, consisting of the 6,508,959 shares currently issuable upon conversion of its convertible promissory note and 100,000 shares issuable upon exercise of its outstanding stock option, representing approximately 6.5% of the class using the same Rule 13d-3(d)(1) methodology.

Ms. White is reported as beneficially owning 10,514,516 shares directly following the transaction reported on her January 14, 2026 Form 4. Her prior reported transactions include the sale of 300,000 shares on September 25, 2025, the gift of 2,000,000 shares on October 6, 2025, and the gift of 2,000,000 shares on January 14, 2026. The 837,997 shares identified in Ms. White's January 2026 Form 144 were not sold and remain included in her direct holdings.
Number of shares as to which each person has sole or shared power to vote or dispose:
Kelly Michelle White: sole voting power and sole dispositive power over 17,123,475 shares, consisting of 10,514,516 shares held directly, 6,508,959 shares issuable upon conversion of the convertible promissory note held by 2752128 Ontario Ltd., and 100,000 shares issuable upon exercise of the outstanding stock option held by 2752128 Ontario Ltd.; shared voting power and shared dispositive power: 0.
2752128 Ontario Ltd.: sole voting power and sole dispositive power over 6,608,959 shares, consisting of 6,508,959 shares issuable upon conversion of its convertible promissory note and 100,000 shares issuable upon exercise of its outstanding stock option; shared voting power and shared dispositive power: 0.
Ms. White has full control over 2752128 Ontario Ltd., including the power to direct the voting and disposition of securities beneficially owned by 2752128 Ontario Ltd.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected by either Reporting Person during the 60 days preceding September 21, 2026.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons and the rights of 2752128 Ontario Ltd. as holder of the convertible promissory note and outstanding stock option, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Kelly Michelle White has remained the beneficial owner of more than five percent of the outstanding Common Stock since January 2, 2025. 2752128 Ontario Ltd. ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on July 17, 2025 when its 14,665,694 shares were transferred to Ms. White personally. 2752128 Ontario Ltd. again became the beneficial owner of more than five percent on December 31, 2025 upon issuance of the convertible promissory note described in Items 3 and 6, which was convertible at the holder's option at any time prior to maturity.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
2752128 Ontario Ltd. is the holder of a Convertible Promissory Note issued by Rainmaker Worldwide Inc. on December 31, 2025 in the original principal amount of $163,888.08. The note bears simple interest at 10% per annum, matures one year from issuance, and permits the holder at any time prior to maturity to convert outstanding principal and accrued interest into Common Stock at a fixed conversion price of $0.027 per share. No shareholder rights attach to the note until conversion.

As of September 21, 2026, the outstanding principal balance of $163,888.08 was convertible into 6,069,929 shares of Common Stock. Accrued interest of $11,853.82 as of the same date was convertible into an additional 439,030 shares of Common Stock. Accordingly, an aggregate of 6,508,959 shares were then issuable upon conversion of the outstanding principal and accrued interest under the note.

2752128 Ontario Ltd. also holds a fully vested stock option to purchase 100,000 shares of Common Stock, currently exercisable at $0.0347 per share and expiring July 1, 2027. The option was originally granted pursuant to the July 1, 2022 Amendment-II to Consulting Agreement between the Issuer and 2752128 Ontario Ltd. The Issuer's subsequent public filings reflect that, following the Company's share consolidation and a January 2024 Board modification of the exercise price, the outstanding option is for 100,000 shares at an exercise price of $0.0347 per share.

Ms. White is the sole officer and director of 2752128 Ontario Ltd., serves as its President, and has full control over 2752128 Ontario Ltd., including the power to direct the voting and disposition of securities beneficially owned by 2752128 Ontario Ltd.

Except as described herein, the Reporting Persons are not known to have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer requiring disclosure under Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 -- Joint Filing Agreement, dated September 21, 2026, by and between Kelly Michelle White and 2752128 Ontario Ltd., pursuant to Rule 13d-1(k)(1), filed herewith.

Exhibit 99.2 -- Convertible Promissory Note dated December 31, 2025 issued to 2752128 Ontario Ltd., incorporated by reference to Exhibit 10.1 to Rainmaker Worldwide Inc.'s Current Report on Form 8-K filed January 5, 2026 (Accession No. 0001493152-26-000421).

Exhibit 99.3 -- Amendment-II to Consulting Agreement, effective July 1, 2022, between Rainmaker Worldwide Inc. and 2752128 Ontario Ltd., pursuant to which the stock option described in Item 6 was originally granted, incorporated by reference to Exhibit 10.2 previously filed by the Issuer under Accession No. 0001493152-22-022626.

## Signatures
- Kelly Michelle White: /s/ Kelly Michelle White, Kelly Michelle White (09/21/2026)
- 2752128 Ontario Ltd.: /s/ Kelly Michelle White, Kelly Michelle White, President (09/21/2026)